UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant

to § 240.13d-1(a) and Amendments Thereto Filed

Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 1)

CEREVEL THERAPEUTICS HOLDINGS, INC.

(Name of Issuer)

Common Stock, $0.0001

par value per share

(Title of Class of Securities)

15678U 128

(CUSIP Number)

Bain Capital Investors, LLC

200 Clarendon Street

Boston, MA 02116

617-516-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 7, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 15678U128	13D	Page 2 of 5 Pages

1	Names of reporting persons BC Perception Holdings, LP
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds SC, WC
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with:	7	Sole voting power 0 shares of Common Stock
	8	Shared voting power 60,632,356 shares of Common Stock
	9	Sole dispositive power 0 shares of Common Stock
	10	Shared dispositive power 60,632,356 shares of Common Stock

11	Aggregate amount beneficially owned by each reporting person 60,632,356 shares of Common Stock
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 42.9%
14	Type of reporting person PN

CUSIP No. 15678U128	13D	Page 3 of 5 Pages

This Amendment No. 1 to Schedule 13D relates to shares of common stock, $0.0001 par value per share (the “Common Stock”), of Cerevel Therapeutics Holdings, Inc., a Delaware corporation (the “Issuer”), and amends the initial statement on Schedule 13D filed by the Reporting Person on November 4, 2020 (the “Initial Statement” and, as amended by this Amendment No. 1, the “Schedule 13D”). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Initial Statement.

On July 7, 2021, the Issuer completed a public offering pursuant to which the Issuer issued and sold 14,000,000 shares of Common Stock (the “July 2021 Offering”). The Reporting Person did not participate in the July 2021 Offering. As a result of the July 2021 Offering, the Issuer’s total number of outstanding shares of Common Stock increased to 141,325,116 and the percentage of outstanding shares of Common Stock that the Reporting Person may be deemed to beneficially own was reduced by more than one percent.

Item 5. Interest in Securities of the Issuer

Item 5 of the Initial Statement is hereby amended and restated as follows:

The information set forth in Items 2 and 3 and on the cover pages of this Schedule 13D is incorporated by reference in its entirety into this Item 5.

(a) - (c)

As of the date hereof, the Reporting Person holds 60,632,356 shares of Common Stock, representing approximately 42.9% of the outstanding shares of Common Stock. The percentage of the outstanding shares of Common Stock held by the Reporting Person is based on 141,325,116 shares of Common Stock issued and outstanding, as reported by the Issuer in the prospectus relating to the July 2021 Offering, filed with the Securities and Exchange Commission pursuant to Rule 424(b) under the Securities Act on July 2, 2021, after giving effect to the July 2021 Offering.

As a result of the voting arrangements described under Item 6 of this Schedule 13D, the Reporting Person and Pfizer Inc. (“Pfizer”) may be deemed to be a group for purposes of Section 13(d) under the Securities Exchange Act of 1934, as amended. As of July 7, 2021, based on publicly available information, Pfizer owns 27,349,211 shares of Common Stock, or approximately 19.4% of the outstanding shares of Common Stock. The Reporting Person disclaims beneficial ownership of the shares of Common Stock held by Pfizer.

(d)

Except as otherwise described in this Item 5, no one other than the Reporting Person has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, any of the Common Stock beneficially owned by the Reporting Person as described in this Item 5.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Initial Statement is hereby amended and supplemented to add the following:

CUSIP No. 15678U128	13D	Page 4 of 5 Pages

July 2021 Lock-up Agreement

In connection with the July 2021 Offering, each of the Reporting Person, Mr. Gordon and Dr. Koppel entered into a lock-up agreement (the “July 2021 Lock-up Agreement”) with the representatives of the several underwriters. Pursuant to the July 2021 Lock-up Agreement, each of the Reporting Person, Mr. Gordon and Dr. Koppel agreed, subject to certain exceptions, not to (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any Common Stock or securities convertible into or exercisable or exchangeable for Common Stock, (2) enter into any swap or other arrangement which is designed to or which reasonably could be expected to lead to or result in a sale, loan, pledge or other disposition or transfer to another, in whole or in part, of any of the economic consequences of ownership of any Common Stock or securities convertible into or exercisable or exchangeable for Common Stock or (3) otherwise publicly announce any intention to engage in or cause any action or activity described in clause (1) or (2) above, for 90 days after the date of the prospectus relating to the July 2021 Offering without the prior written consent of the representatives.

References to and the description of the July 2021 Lock-up Agreement set forth above in this Item 6 do not purport to be complete and are qualified in their entirety by reference to the full text of the July 2021 Lock-up Agreement, which is attached hereto as Exhibit C and incorporated by reference herein.

Item 7. Material to be Filed as Exhibits

Item 7 of the Initial Statement is hereby amended and supplemented to add the following:

Exhibit C Form of July 2021 Lock-up Agreement

CUSIP No. 15678U128	13D	Page 5 of 5 Pages

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 9, 2021	BC Perception Holdings, LP

	By:	BCPE Perception GP, LLC,
its general partner

	By:	/s/ Christopher Gordon
Name: Christopher Gordon
Title: Authorized Signatory